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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    INFORMATION TO BE INCLUDED IN STATEMENTS
           FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 6)*

                              EXPRESS SCRIPTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302182-10-0
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [x] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 302182-10-0             SCHEDULE 13G                 PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS (ENTITIES ONLY)

    NEW YORK LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
    NUMBER        5  SOLE VOTING POWER
   OF SHARES
 BENEFICIALLY        0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    6  SHARED VOTING POWER
    PERSON
     WITH            24,000,460
                  --------------------------------------------------------------
                  7  SOLE DISPOSITIVE POWER

                     24,000,460
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,000,460
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IC
--------------------------------------------------------------------------------

CUSIP NO. 302182-10-0             SCHEDULE 13G                 PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS (ENTITIES ONLY)

    NYLIFE LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
    NUMBER        5  SOLE VOTING POWER
   OF SHARES
 BENEFICIALLY        0
   OWNED BY       --------------------------------------------------------------
EACH REPORTING    6  SHARED VOTING POWER
    PERSON
     WITH            9,000,000
                  --------------------------------------------------------------
                  7  SOLE DISPOSITIVE POWER

                     9,000,000
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,000,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]

    (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------

Item 1(a).  NAME OF ISSUER:

      Express Scripts, Inc. (the "Issuer")

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      13900 Riverport Drive
      Maryland Heights, MO  63043

Item 2(a).  NAME OF PERSONS FILING:

      New York Life Insurance Company ("New York Life") and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. ("NYLIFE"). Filing Persons under Schedule 13G (filed on February 17, 1998), as amended by Amendment No. 1 to Schedule 13G (filed on February 9, 1999), Amendment No. 2 to Schedule 13G (filed on February 9, 2001), Amendment No. 3 to Schedule 13G (filed on February 13, 2002), Amendment No. 4 to Schedule 13G (filed on February 14, 2003) and Amendment No. 5 (filed on February 13, 2004).

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

Item 2(c).  CITIZENSHIP:

      New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company.

Item 2(d).  TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

Item 2(e).  CUSIP NUMBER:

      302182-10-0

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

      a.  [ ]     Broker or dealer registered under Section 15 of the Act;

      b.  [ ]     Bank as defined in Section 3(a)(6) of the Act;

      c.  [ ]     Insurance company as defined in Section 3(a)(19) of the Act;

      d.  [ ]     Investment company registered under Section 8 of the
                  Investment Company Act of 1940;

      e.  [ ]     An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E) under the Act;

      f.  [ ]     An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F) under the Act;

      g.  [ ]     A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G) under the Act;


                                                               Page 4 of 7 Pages
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      h.  [ ]     A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      i.  [ ]     A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940;

      j.  [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J) under the
                  Act.

Item 4.  OWNERSHIP:

      Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

      New York Life Insurance Company

      a.    Amount beneficially owned:  24,000,460

      b. Percent of class: 16.5% based on 145,633,623 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 26, 2005.

      c.    Number of shares as to which such person has:

      i.    Sole power to vote or to direct the vote:  0

      ii.   Shared power to vote or to direct the vote:  24,000,460

      iii.  Sole power to dispose or to direct the disposition of: 24,000,460

      iv.   Shared power to dispose or to direct the disposition of:  0

      NYLIFE LLC

      a.    Amount beneficially owned:  9,000,000

      b. Percent of class: 6.2% based on 145,633,623 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 26, 2005.

      c.    Number of shares as to which such person has:

      i.    Sole power to vote or to direct the vote:  0

      ii.   Shared power to vote or to direct the vote:  9,000,000

      iii.  Sole power to dispose or to direct the disposition of:
            9,000,000

      iv.   Shared power to dispose or to direct the disposition of:  0

      NYLIFE is the beneficial owner of 9,000,000 shares (the "NYLIFE Shares") of Common Stock, which represents approximately 6.2% of the outstanding shares of Common Stock based on 145,633,623 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 26, 2005. New York Life owns the entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the NYLIFE Shares.


                                                               Page 5 of 7 Pages
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      As previously reported, on August 22, 2001, NYLIFE entered into a SAILS
Mandatorily Exchangeable Securities Contract with Credit Suisse First Boston International ("CSFBI") relating to the disposition by NYLIFE of up to 9,000,000 shares of Common Stock held by NYLIFE. As previously reported, on April 28, 2003, New York Life entered into a SAILS Mandatorily Exchangeable Securities Contract with CSFBI and Credit Suisse First Boston Corporation, as agent, relating to the disposition by New York Life of up to 11,000,000 shares of Common Stock held by New York Life. The number of shares to be delivered pursuant to these contracts have been adjusted to reflect the two-for-one stock split by the Issuer, which occurred on June 24, 2005.

      Under a Stockholder and Registration Rights Agreement between the Issuer and New York Life, New York Life has agreed, and agreed to cause each of its subsidiaries, including NYLIFE, to vote all voting securities of the Issuer held by New York Life and its subsidiaries (excluding shares managed for unrelated customers by New York Life or its investment management subsidiaries), in favor of the Issuer's slate of nominees for directors recommended by the Issuer's Board of Directors for election by stockholders of the Issuer (provided that, so long as New York Life is entitled to representation on the Issuer's Board of Directors pursuant to the Stockholder and Registration Rights Agreement, such slate includes New York Life's nominee).

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

      Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not applicable.

Item 10.  CERTIFICATIONS:

      Not applicable.

      Joint Filing Agreement, incorporated by reference to Amendment No. 3 to the Schedule 13G of the registrant filed on February 13, 2002.


                                                               Page 6 of 7 Pages
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                                        SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006

                                    NEW YORK LIFE INSURANCE COMPANY



                                    By: /s/  Anne F. Pollack
                                        ----------------------------------------
                                        Name:  Anne F. Pollack
                                        Title: Senior Vice President and
                                               Chief Investment Officer



                                    NYLIFE LLC



                                    By: /s/  Anne F. Pollack
                                        ----------------------------------------
                                        Name:   Anne F. Pollack
                                        Title:  Senior Vice President and
                                                Chief Investment Officer


                                                               Page 7 of 7 Pages